                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                        AUTOMATIC DATA PROCESSING, INC.

                                      AND

                             FIS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   231157108
                     (CUSIP Number of Class of Securities)

                             JAMES B. BENSON, ESQ.
                        AUTOMATIC DATA PROCESSING, INC.
                               ONE ADP BOULEVARD
                           ROSELAND, NEW JERSEY 07068
                                 (973) 974-5000

                                   COPIES TO:

                             DOUGLAS A. CIFU, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 373-3000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                           Amount of Filing Fee**
                 $135,625,578                                        $27,125
-----------------------------------------------  -----------------------------------------------
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 *  For purposes of calculating the filing fee pursuant to Rule 0-11(d), the
    Transaction Valuation was calculated on the basis of (i) 5,757,606 shares of common stock, no par value, of Cunningham Graphics International, Inc.,
    (ii) the tender offer price of $22.00 per share, and (iii) 407,193 options to acquire shares with an aggregate value of $8,958,246.

**  The filing fee, calculated in accordance with Rule 0-11 of the Securities
    Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction
    Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       Form or Registration No.:
       Filing Party:
       Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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    CUSIP No. 231157108          Page 2 of 5 Pages
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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by FIS Acquisition Corp. (the "Purchaser"), a New Jersey corporation and a wholly owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, no par value (the "Shares") of Cunningham Graphics International, Inc. (the
"Company"), at a purchase price of $22.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and
Parent.

    All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to items 1 through 13 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (b) Reference is hereby made to the Form of Letter of Transmittal and the Form of Notice of Guaranteed Delivery, copies of which are filed as Exhibits
(a)(1)(B) and (a)(1)(C), respectively, and to the Agreement and Plan of Merger among Parent, Purchaser and Company, dated as of May 2, 2000, a copy of which is attached hereto as Exhibit (d)(1).

ITEM 12. EXHIBITS.

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
          (a)(1)(A)  Offer to Purchase, dated as of May 11, 2000

          (a)(1)(B)  Form of Letter of Transmittal

          (a)(1)(C)  Form of Notice of Guaranteed Delivery

          (a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees

          (a)(1)(E)  Form of Letter to Clients for Use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees

          (a)(1)(F)  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9

          (a)(1)(G)  Text of Press Release issued by Parent on May 3, 2000

          (a)(1)(H)  Summary Advertisement, published May 11, 2000

          (b)        Not applicable.

          (d)(1)     Agreement and Plan of Merger, dated as of May 2, 2000, among
                     Automatic Data Processing, Inc., FIS Acquisition Corp. and
                     Cunningham Graphics International, Inc.

          (d)(2)     Voting and Tender Agreement, dated as of May 2, 2000 among
                     Automatic Data Processing, Inc., FIS Acquisition Corp. and the Shareholders listed therein

          (d)(3)     Confidentiality Agreement, dated as of January 5, 2000,
                     between Prudential Securities Incorporated, as agent for
                     Cunningham Graphics International, Inc., and ADP Financial
                     Information Services, Inc.
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    CUSIP No. 231157108          Page 3 of 5 Pages
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
          (d)(4)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Gerald (L.J.) Baillargeon

          (d)(5)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Michael R. Cunningham

          (d)(6)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Ned Hood

          (d)(7)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Ioannis Lykogiannis

          (d)(8)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Gordon Mays

          (d)(9)     Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Timothy Mays

          (d)(10)    Employment Agreement, dated as of May 2, 2000, between ADP
                     Financial Information Services, Inc., the Company,
                     Cunningham Graphics Inc. and Robert Needle

          (g)        Not applicable.

          (h)        Not applicable.
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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.
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    CUSIP No. 231157108          Page 4 of 5 Pages
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2000

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
                                                       AUTOMATIC DATA PROCESSING, INC.

                                                       By:             /s/ JAMES B. BENSON
                                                            -----------------------------------------
                                                            Name: James B. Benson
                                                            Title: Corporate Vice President

                                                       FIS ACQUISITION CORP.

                                                       By:             /s/ JAMES B. BENSON
                                                            -----------------------------------------
                                                            Name: James B. Benson
                                                            Title: President
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    CUSIP No. 231157108          Page 5 of 5 Pages
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                               INDEX TO EXHIBITS

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
   EXHIBIT NUMBER       DESCRIPTION
   --------------       -----------
 (a)(1)(A)              Offer to Purchase, dated as of May 11, 2000

 (a)(1)(B)              Form of Letter of Transmittal

 (a)(1)(C)              Form of Notice of Guaranteed Delivery

 (a)(1)(D)              Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees

 (a)(1)(E)              Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees

 (a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9

 (a)(1)(G)              Text of Press Release issued by Parent on May 3, 2000

 (a)(1)(H)              Summary Advertisement, published May 11, 2000

 (d)(1)                 Agreement and Plan of Merger, dated as of May 2, 2000, among
                        Automatic Data Processing, Inc., FIS Acquisition Corp. and
                        Cunningham Graphics International, Inc.

 (d)(2)                 Voting and Tender Agreement, dated as of May 2, 2000 among
                        Automatic Data Processing, Inc., FIS Acquisition Corp. and the Shareholders listed therein

 (d)(3) Confidentiality Agreement, dated as of January 5, 2000, between Prudential Securities Incorporated, as agent for Cunningham Graphics International, Inc., and ADP Financial
                        Information Services, Inc.

 (d)(4)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Gerald (L.J.) Baillargeon

 (d)(5)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Michael R. Cunningham

 (d)(6)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Ned Hood

 (d)(7)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Ioannis Lykogiannis

 (d)(8)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Gordon Mays

 (d)(9)                 Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Timothy Mays

 (d)(10)                Employment Agreement, dated as of May 2, 2000, between ADP
                        Financial Information Services, Inc., the Company,
                        Cunningham Graphics Inc. and Robert Needle